UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               UNITED ENERGY CORP.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   910900 20 8
                                 (CUSIP Number)

                                Martin Rappaport
                                8 Rockledge Road
                         Saddle River, New Jersey 07458
                                 (201) 825-1465
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                              Victor Boyajian, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                  May 14, 2002
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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

                                  SCHEDULE 13D

CUSIP NO. 910900 20 8                                                Page 2 of 5
================================================================================
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Martin Rappaport
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (a)|_|
                                                                        (b)|_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS *

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
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                  7     SOLE VOTING POWER

                        2,987,310
                  --------------------------------------------------------------
    NUMBER OF     8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY         0
     OWNED BY     --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
      PERSON
       WITH             2,987,310
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,987,310
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES *                                   |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON *

      IN
================================================================================

Item 1. Security and Issuer.

      The name of the issuer with respect to which this Schedule 13D is being filed is United Energy Corp. (hereinafter called the "Issuer"). The address of the Issuer's principal executive offices is 600 Meadowlands Parkway, Secaucus, NJ 07094. This statement relates to the Issuer's Common Stock, $0.01 par value (the "Common Stock").

Item 2. Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Martin Rappaport.

      (b) Mr. Rappaport's home address is 8 Rockledge Road, Saddle River, New Jersey 07458.

      (c) Mr. Rappaport's principal occupation is President of M. Rappaport Real Estate, Inc., a real estate development and investment firm, with its principal business address at 110 Charlotte Place, P.O. Box 1562, Englewood Cliffs, New Jersey 07632.

      (d) Mr. Rappaport has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Rappaport has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Rappaport is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      On May 14, 2002, Mr. Rappaport entered into a Common Stock and Warrant Purchase Agreement (the "Purchase Agreement") with the Issuer pursuant to which Mr. Rappaport purchased 1,500,000 shares of Common Stock and a warrant to purchase an additional 750,000 shares of Common Stock at an exercise price of $2.00 per share (the "Warrant"). The Purchase Agreement was one in a series of purchase agreements between the Issuer and certain accredited investors in a private offering (the "Private Offering") of securities by the Issuer. The Warrant is exercisable until May 14, 2007, unless sooner redeemed by the Issuer. The total purchase price paid by Mr. Rappaport for the Common Stock and the Warrant was $1,500,000, which was paid from personal funds.

Item 4. Purpose of Transactions

      Mr. Rappaport acquired the Common Stock and the Warrant for investment purposes. He intends to continuously review his investment in Issuer. In reaching any decision with respect to such investment, he will take into consideration various factors, such as Issuer's business prospects and financial position, other developments concerning Issuer, the price level of the Common Stock, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of his review of any or all of the aforementioned factors, he may decide to purchase additional securities of Issuer or to dispose of all or a portion of his Common Stock or his Warrant.

      Mr. Rappaport has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) Mr. Rappaport beneficially owns 2,987,310 shares of Common Stock which includes: 2,177,310 shares of Common Stock, the Warrant to purchase 750,000 shares of Common Stock, options to purchase 10,000 shares of Common Stock at an exercise price of $0.70 per share, and options to purchase 50,000 shares of Common

Stock at an exercise price of $1.11 per share. This represents 13.0% of the issued and outstanding Common Stock of Issuer.

      (b) Mr. Rappaport has sole voting power and dispositive power with respect to his shares of Common Stock.

      (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5 except as described in Item 3.

      (d) No person other than Mr. Rappaport has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by Mr. Rappaport.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Under the Purchase Agreement, after May 14, 2004, the Issuer has agreed to use its reasonable best efforts to file a registration statement registering the Common Stock and shares of Common Stock issuable upon exercise of the Warrants issued in the Private Offering upon the written request of investors in the Private Offering owning in excess of 50% of the Common Stock and the shares underlying the Warrants issued in the Private Offering. Mr. Rappaport is also entitled to "piggy-back" registration rights under the Purchase Agreement. If the Issuer breaches its registration obligations, the Issuer is obligated to pay liquidated damages equal to up to 2% of the purchase price for every month in which the Issuer is delinquent in filing the required registration statement.

Item 7. Material to be Filed as Exhibits.

7.1 Common Stock and Warrant Purchase Agreement between United Energy Corp. and Martin Rappaport dated May 14, 2002.

7.2 Common Stock Purchase Warrant of United Energy Corp. in favor of Martin Rappaport dated May 14, 2002.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: May 21, 2002                       /s/ Martin Rappaport
                                         ------------------------------
                                         Martin Rappaport


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